May 3, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Re:     Smart Sand, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 15, 2018
File No. 001-37936

Dear Mr. Reynolds:

Set forth below are the responses of Smart Sand, Inc., a Delaware corporation (the “Company” or “we”), to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2018 respect to the Company’s Annual Report on Form 10-K, File No. 001-37936, filed with the Commission on March 15, 2018 (the “Form 10-K”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Properties, page 34

1.
We note your disclosure in this section and elsewhere, that your long-term mining leases in Winkler and Crane Counties, Texas collectively have several hundred million tons of frac sand reserves. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the

Securities and Exchange Commission
May 3, 2018

legal, technical, and economic feasibility of the materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in future periodic filings the Company commits to replace in its entirety the sentence on page 35 of the Form 10-K that states “We estimate that the sites collectively have several hundred million tons of frac sand reserves” with a

Securities and Exchange Commission
May 3, 2018

revised sentence that states “Based on our preliminary testing, we believe there are sufficient quantities on these sites to establish reserves in the future.”

2.	Please include the following information with your Oakdale and Hixton reserve disclosure:

•	The processing recovery factor/percentage for each of your mines.

•	The frac sand price used to determine your reserves.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in future periodic filings the Company commits to add the following disclosure in Item 2 of the Form 10-K:

“Historical mineral prices are considered in the context of market supply and demand dynamics to further assess the long term economic viability of the mineral reserve assets which were evaluated over a thirty year measurement period. We considered a range of average sales price assumptions to estimate proven reserves in accordance with the Commission’s definitions. For our Oakdale location, the assumed average sales price was $34/ton initially, escalating to $52/ton over the course of the 30 year measurement period. For our Hixton location, the assumed average sales price was $26/ton initially, escalating to $39/ton over the course of the 30 year measurement period. The reserve estimates are updated annually based on a variety of factors, including sales, changes to mineral properties, changes in mine plan, current pricing forecasts and other business strategies.”

and

“The recovery percentage following processing is also an important criterion in determining economic viability of our mineral reserves. We estimated an average processing recovery of approximately 70% at our Oakdale and Hixton locations.”

* * * * *

Securities and Exchange Commission
May 3, 2018

Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours,

Smart Sand, Inc.

/s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

Cc:    Ryan J. Maierson, Latham & Watkins LLP